                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                                 Monroc, Inc.
                       _________________________________
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                 ____________________________________________
                         (Title of Class of Securities)


                                   610242109
                    ______________________________________
                                (CUSIP Number)

                                                        Copy to:
Bruce V. Rauner                                         John A. Schoenfeld
Golder, Thoma, Cressey, Rauner, Inc.                    Kirkland & Ellis
6100 Sears Tower                                        200 E. Randolph Drive
Chicago, Illinois 60606                                 Chicago, Illinois 60601
312/382-2200                                            312/861-2000
________________________________________________________________________________
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 29, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                              Page 1 of 12 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 610242109                                      PAGE 2 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      U.S. Aggregates, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,650,000 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          1,650,000 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,650,000 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      36.6% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 610242109               13D                   PAGE 3 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Golder, Thoma, Cressey, Rauner Fund IV, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,650,000 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,650,000 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,650,000 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      36.6% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 610242109                 13D                 PAGE 4 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GTCR IV, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,650,000 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,650,000 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,650,000 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      36.6% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 610242109                 13D                 PAGE 5 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Golder, Thoma, Cressey, Rauner, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,650,000 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,650,000 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,650,000 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      36.6% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer.
           -------------------

     The name of the issuer is Monroc, Inc. (the "Issuer"). The address of the Issuer's offices is 1730 Beck Street, P.O. Box 537, Salt Lake City, UT 84110. This Schedule 13D Statement (this "Statement") relates to the Issuer's common stock, $.01 par value per share (the "Common Stock").

Item 2.    Identity and Background.
           -----------------------

     This Statement is being filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) U.S. Aggregates, Inc., a Delaware corporation ("USAI"), by virtue of its indirect beneficial ownership of the shares of the Common Stock covered by this Statement; (ii) Golder, Thoma, Cressey, Rauner Fund IV, L.P., a Delaware limited partnership (the "Fund"), by virtue of it being a controlling shareholder of USAI; (iii) GTCR IV, L.P., a Delaware limited partnership ("GTCR IV"), by virtue of it being the general partner of the Fund; and (iv) Golder, Thoma, Cressey, Rauner, Inc., a Delaware corporation ("GTCR Inc."), by virtue of it being the general partner of GTCR IV. USAI, the Fund, GTCR IV and GTCR Inc. are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." The Fund, GTCR IV and GTCR Inc. are sometimes referred to herein collectively as the "GTCR Entities."

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

     The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act. The Reporting Persons and the other party to the Voting Agreement (as defined in Item 4) may also be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

     Certain information required by this Item 2 concerning the directors, executive officers and controlling persons of USAI and GTCR Inc. is set forth on Schedule A attached hereto, which is incorporated herein by reference.

     USAI is engaged in the business of production, distribution and sale of construction materials, including aggregates and related products such as ready-mixed concrete, asphaltic bituminous concrete and the provision of services such as asphalt paving and construction. The address of the principal business and principal office of USAI is 400 South El Camino Real, Suite 500, San Mateo, CA 94402.

                              Page 6 of 12 Pages

     The principal business of each of the GTCR Entities is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. The address of the principal business and principal office of each of the GTCR Entities is c/o Golder, Thoma, Cressey, Rauner, Inc., 6100 Sears Tower, Chicago, IL 60606-6402.

     During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the individuals named in Schedule A to this Statement are citizens of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

     On January 29, 1998, USAI, Western Acquisition, Inc., a Delaware corporation and an indirect subsidiary of USAI ("Sub") and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). As a condition to and in consideration of the promises and covenants set forth in the Merger Agreement, USAI and Building and Construction Capital Partners I, L.P., a California limited partnership ("BCCP"), entered into a Voting Agreement, dated as of January 29, 1998 (the "Voting Agreement"), pursuant to which BCCP has agreed, and has granted to USAI a proxy, to vote the shares of Common Stock held of record or beneficially owned by it as of January 29, 1998 or thereafter acquired (i) in favor of adoption of the Merger Agreement and approval of the transactions contemplated thereby and (ii) against approval or adoption of any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger (as defined in Item 4) or reasonably expected to result in a breach of the Merger Agreement.

     Copies of the Merger Agreement and the Voting Agreement are attached hereto as Exhibit A and Exhibit B, respectively, and are incorporated herein by reference.

Item 4.    Purpose of Transaction.
           ----------------------

     Pursuant to the Merger Agreement, subject to the satisfaction or waiver of certain conditions, Sub will be merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as an indirect subsidiary of USAI. In the Merger, each issued and outstanding share of Common Stock (excluding shares of Common Stock held by USAI or Sub or any direct or indirect subsidiary of USAI or Sub and shares of Common Stock owned by stockholders of the Issuer who properly exercise dissenters' rights under Delaware law) will be converted into the right to receive $10.771 net per share of Common Stock in cash, without any interest thereon. The Merger is subject to a

                              Page 7 of 12 Pages
number of other conditions, including, but not limited to, regulatory approval and approval by the stockholders of the Issuer.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

     USAI may be deemed to be the beneficial owner of 1,650,000 shares of Common Stock (the "Shares") by virtue of its proxy to vote such shares under the Voting Agreement. Such beneficial ownership would represent approximately 36.6% of the Common Stock issued and outstanding at January 29, 1998. As of January 29, 1998, the Fund owns approximately 83.2% of the common stock of USAI and, as such, exercises voting control over USAI. Consequently, by virtue of the voting control exercised by the Fund as the controlling shareholder of USAI, the Fund may be deemed to beneficially own the Shares. By virtue of the relationship between the Fund and GTCR IV described in Item 2, GTCR IV may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by the Fund, and, by virtue of the relationship between the Fund, GTCR IV and GTCR Inc. described in Item 2, GTCR Inc. may be deemed to possess indirect beneficial ownership of the Shares owned by the Fund.

     The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that such person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

     All such ownership percentages of the Common Stock reported herein are based on the representation of the Issuer to the Reporting Persons that, as of January 29, 1998, there were 4,514,200 shares of Common Stock issued and outstanding and reported herein to the best knowledge and belief of the Reporting Persons.

     Except as otherwise set forth in this Statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this statement has effected any transactions in the Common Stock during the past 60 days.

     No person other than BCCP or the Reporting Persons has the right to receive or the power to direct the receipt of dividends from the proceeds from the sale of the Shares.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect
           ---------------------------------------------------------------------
           to Securities of the Issuer.
           ---------------------------

     Reference is made to the information disclosed under Items 2, 3 and 4 of this Statement which is incorporated by reference in response to this Item.

                              Page 8 of 12 Pages

Item 7.    Materials to be Filed as Exhibits.
           ---------------------------------

           Exhibit A:   Agreement and Plan of Merger, dated as of January 29,
                        1998, by and among Issuer, USAI and Sub.

           Exhibit B:   Voting Agreement, dated as of January 29, 1998, by and
                        between USAI and BCCP.

           Exhibit C:   Agreement of Joint Filing, dated as of February 6,
                        1998, among USAI, the Fund, GTCR IV and GTCR Inc.

                              Page 9 of 12 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 1998

                         U.S. AGGREGATES, INC.


                         By:  /s/ Michael J. Stone
                              --------------------------------------------
                         Print Name:  Michael J. Stone
                         Its:  Executive Vice President

                         GOLDER, THOMA, CRESSEY, RAUNER FUND IV, L.P.
                         By:  GTCR IV, L.P., its General Partner
                         By:  GOLDER, THOMA, CRESSEY, RAUNER, INC.,
                                its General Partner


                         By:  /s/ Bruce V. Rauner
                              ---------------------------------------------
                         Print Name:  Bruce V. Rauner
                         Its:  General Partner


                         GTCR IV, L.P.
                         By:  GOLDER, THOMA, CRESSEY, RAUNER, INC.,
                              its General Partner


                         By:  /s/ Bruce V. Rauner
                              ---------------------------------------------
                         Print Name:  Bruce V. Rauner
                         Its:  General Partner


                         GOLDER, THOMA, CRESSEY, RAUNER, INC.,


                         By:  /s/ Bruce V. Rauner
                              ---------------------------------------------
                         Print Name:  Bruce V. Rauner
                         Its:  General Partner

                              Page 10 of 12 Pages

                                   SCHEDULE A
                                   ----------

          The following table sets forth the names, addresses and principal occupations of the executive officers, directors and principal stockholders of U.S. Aggregates, Inc. ("USAI"). The principal stockholders of USAI are indicated by an asterisk. Each such person is a citizen of the United States.

         NAME               BUSINESS ADDRESS              PRINCIPAL OCCUPATION
         ----               ----------------              --------------------
*James A. Harris        400 South El Camino Real  Chairman, Chief Executive Officer
                        Suite 500                 and a Director of USAI
                        San Mateo, CA  94402

*Morris Bishop, Jr.     400 South El Camino Real  President and Chief Operating
                        Suite 500                 Officer of USAI
                        San Mateo, CA  94402

*Michael J. Stone       400 South El Camino Real  Executive Vice President of
                        Suite 500                 Development, Chief Financial
                        San Mateo, CA  94402      Officer, Treasurer, Secretary and a
                                                  Director of USAI

Robert G. Bartlett      400 South El Camino Real  Vice President of Strategic Growth
                        Suite 500                 and Planning of USAI
                        San Mateo, CA  94402

Hobart Richey           400 South El Camino Real  Assistant Secretary of USAI
                        Suite 500
                        San Mateo, CA  94402

Bruce V. Rauner         6100 Sears Tower          Director of USAI and Principal and
                        Chicago, IL  60606        Treasurer of Golder, Thoma,
                                                  Cressey, Rauner, Inc.

David A. Donnini        6100 Sears Tower          Director of USAI and Principal of
                        Chicago, IL  60606        Golder, Thoma, Cressey, Ruaner,
                                                  Inc.

*Charles R. Pullin      400 South El Camino Real  Director of USAI
                        Suite 500
                        San Mateo, CA  94402

*Edward A. Dougherty    400 South El Camino Real  Director of USAI
                        Suite 500
                        San Mateo, CA  94402

                              Page 11 of 12 Pages

                             ----------------------

          The following table sets forth the names, addresses and principal occupations of the executive officers, directors and principal stockholders of Golder, Thoma, Cressey, Rauner, Inc. ("GTCR Inc."). The principal stockholders of GTCR Inc. are indicated by an asterisk. Each such person is a citizen of the United States.

       NAME           BUSINESS ADDRESS      PRINCIPAL OCCUPATION
       ----           ----------------      --------------------
*Bryan C. Cressey    6100 Sears Tower     Principal, Secretary and
                     Chicago, IL  60606   a Director of GTCR Inc.

David A. Donnini     6100 Sears Tower     Principal of GTCR Inc.
                     Chicago, IL  60606

Donald J. Edwards    6100 Sears Tower     Principal of GTCR Inc.
                     Chicago, IL  60606

Lee M. Mitchell      6100 Sears Tower     Principal of GTCR Inc.
                     Chicago, IL  60606

Joseph P. Nolan      6100 Sears Tower     Principal of GTCR Inc.
                     Chicago, IL  60606

*Bruce V. Rauner     6100 Sears Tower     Principal, Treasurer and
                     Chicago, IL  60606   a Director of GTCR Inc.

*Carl D. Thoma       6100 Sears Tower     President, Principal and
                     Chicago, IL  60606   a Director of GTCR Inc.

                              Page 12 of 12 Pages